Exhibit 99.1

Empowering the Industry with Ground-Breaking Innovation

ECARX Launches Multiple Automotive Intelligence Solutions at Tech Day

March 24, 2023, Shanghai, China – ECARX Holdings Inc., (Nasdaq: ECX) ("ECARX"), a global mobility tech provider, successfully held its first Tech Day at the Wuhan Sports Center, and announced the global launch of several automotive intelligence solutions. With the theme of “Enable & Accelerate,” ECARX is pioneering a new era of intelligent vehicles, bringing the efficiency and competitiveness of the Chinese automotive industry to the global automotive market.

Business and R&D leaders from more than ten automakers and their major brands participated in the event including FAW, Mercedes-Benz and smart, Polestar, as well as representatives from various emerging EV brands, together with investors, global partners, ecosystem enterprises, media representatives and ECARX’s global management and employees.

Ziyu Shen, Chairman and CEO of ECARX, announced the launch of multiple automotive hardware and software computing platforms including the Antora series, Makalu and the Super Brain Central Computing Platform.

The Antora series

The ECARX Antora series computing platform ("Antora") is named after the iconic peak in the Rocky Mountains, demonstrating ECARX's global vision and its determination to expand globally.

Antora makes full consideration of the fundamental requirements of auto intelligence, integrating the world’s leading 7nm advanced process high performance automotive grade system-on-a-chip (“SoC”) “SE1000” developed by SiEngine, which provides 100k DMIPS computing power and 900G FLOPS graphics rendering capability through a multi-core heterogeneous computing engine and efficient hardware architecture without virtualization. The SoC also integrates a high-performance programmable NPU and multiple acceleration engines. Antora pioneered the large-scale deployment of high-performance LPDDR5 memory, supporting 6400MHz and up to 16GB, creating a configuration that fully addresses the needs of the next generation of intelligent vehicles.

Targeting the industrial pain points concerning efficient development and global delivery, ECARX established HaleyTek a joint venture with Volvo, bringing together the ECARX Cloudpeak, a cross-domain system capability base with global R&D resources, to form a comprehensive solution for different computing platforms.

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Antora comes with two core products, Antora 1000 and Antora 1000 Pro.

Antora 1000 is pioneering new ways to efficiently develop flagship intelligent experiences. Not only does it have automotive-grade functional safety and information security solutions and certifications, it also supports rich intelligent cockpit hardware configurations. Through integrated dual HiFi 5 independent DSP, Antora 1000 supports immersive acoustic experiences and voice sound functions, which can improve overall computing performance.

Antora 1000 Pro offers a higher performance option. With dual powerful computing modules cooperating at ultra-high speed transmission rates provided by a customized high-speed interconnectivity SE-LINK, Antora empowers customers to further create an “intelligent cockpit + intelligent driving” intergrated experience based on existing technologies.

The Antora 1000 has been selected by FAW and is scheduled for deployment globally, providing the flagship intelligent cockpit experience to more global users.

Makalu

As car companies seek to integrate richer and more immersive entertainment into a leading in-vehicle intelligent experience within the car lifecycle, ECARX launched the ECARX Makalu computing platform for global markets, using AMD Ryzen embedded V2000 processor and Radeon RX 6000 series GPU. Makalu reflects ECARX’s ambition of pressing forward in collaboration with industry partners, with the courage and determination needed to conquer the treacherous peak of the Tibetan plateau, after which the platform is named.

Maria Tang, VP Global at AMD, said: “I’m thrilled that ECARX is AMD’s first strategic ecosystem partner in China for the digital cockpit – our two companies share a mutual passion for developing the next generation of digital cockpits, and for delivering solutions which will elevate the customer driving experience.”

With the powerful performance of 394K DMIPS and graphic rendering capability at 10.1T FLOPS, Makalu supports up to 32GB standalone memory and a ground-breaking 8GB of VRAM. The unique capability foundation with Cloudpeak Virtualization supports the latest graphic processing interfaces of desktop computing platforms and the world leading Unreal Engine.

During the event, Ziyu showcased further possibilities and scenarios for the immersive cockpit through a live interaction with guests from Epic Games, presenting a smooth in-vehicle experience of enjoying HD 3A gaming powered by the Makalu computing platform.

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ECARX also announced today an ecosystem strategic partnership with Unreal Engine, to create an immersive user experience through desktop-level 3D visual effects, which also support large scale Triple A games and the extensive gaming ecosystem of the Epic Games Store.

Makalu is expected to be installed in the EV production models of the smart brand from 2024, bringing next-gen immersive intelligent experience to global markets.

Yang Jun, VP of R&D at smart, said at Tech Day: “Looking ahead, we will continue to work with ECARX, to offer smarter, and more unique products based on ECARX’s brand new high-performance immersive computing platform, so that the global user experience can break through the imagination.”

Super Brain

Driven by the increasing centralization and integration of automotive technology, ECARX also launched ECARX Super Brain Central Computing Platform (“Super Brain”).

Combining SE1000 with advanced AD SoC, the first generation of Super Brain, with vehicle control MCU and ultra high speed processor communication, presents highly competitive capability integrating cockpit and driving. In addition, it is able to significantly reduce the complexity of the entire vehicle while improving development efficiency and product performance, taking a step further to be prepared for the future of integrated intelligence.

Intelligence brings efficiency, and more importantly, the future.

At the end of Tech Day, ECARX revealed its exclusive strategic partnership with XINGJI MEIZU Group. The two companies have formed a strong, strategic and ecological approach to jointly developing Flyme Auto intelligent cockpit solutions. In the meantime, the Antora 1000 Pro and Flyme Auto will jointly debut in the high profile Lynk & Co 08 model.

“ECARX is forging ahead with an obsession for innovation,” Ziyu said, “Today is a landmark moment for ECARX, as we have achieved another important milestone on the journey to becoming a global leader in intelligent vehicle technology. Over the past six years of development, we have capitalized our experience through deep innovation of smart mobility and built the foundation of a globalised intelligent vehicle ecosystem. Today, we are taking another step forward by launching a collection of global leading integrated technologies with differentiated and unique automotive intelligent solutions. We will collaborate with more OEMs and leading suppliers in the industry, and continue to influence the global acceleration of automotive intelligence with our passion and innovation capabilities.”

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The Tech Day presentation will soon be made available on ECARX’s investor relations website.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 3.7 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and has grown to almost 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of ECARX, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ECARX undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts:

Adam Kay, +44 (0)7796 954086, ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

SOURCE ECARX Holdings, Inc.

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